Exhibit 4.17

To:

Futu Holdings Limited

Shensi Network Technology (Beijing) Co., Ltd. (the “Wholly-owned Company”)

Hainan Futu Information Services Co., Ltd. (the “Domestic Company”)

Consent Letter

I, LI Lei / LI Hua (citizen of the People’s Republic of China (the “PRC”), ID No.: [ID Card Number]), am the lawful spouse of LI Hua / LI Lei (citizen of the PRC, ID No.: [ID Card Number], hereafter referred to “my Spouse”). I hereby confirm that I am aware, and unconditionally and irrevocably agree, that the following documents shall be signed by my Spouse and the Domestic Company directly held by my Spouse, and agree that the equity interests in the Domestic Company owned by my Spouse, as well as any interests attached thereto, shall be disposed of pursuant to the provisions of the control agreements:

1.The Exclusive Business Cooperation Agreement dated September 30, 2021 entered into between the Domestic Company and the Wholly-owned Company;

2.The Exclusive Option Agreement dated September 30, 2021 entered into among my Spouse, the Wholly-owned Company and the Domestic Company;

3.The Equity Interest Pledge Agreement dated September 30, 2021 entered into among my Spouse, the Wholly-owned Company and the Domestic Company;

4.The Power of Attorney dated September 30, 2021 issued to the Wholly-owned Company by my Spouse; and

5.Any amendment or change to the documents specified in Items 1 to 4 above and/or supplemental agreements (documents specified in Items 1 to 5 above collectively referred to as the “Control Agreements”) signed hereafter by the relevant parties from time to time.

I hereby:

1.confirm and agree that the equity interests in the Domestic Company held by my Spouse currently and in the future, as well as any interest attached thereto, are individual property of my Spouse, not the joint property of my Spouse and I. Therefore, I do not own and cannot dispose of such property or interest, and my Spouse is entitled to dispose of the equity interests and any interest attached thereto on his/her own. The relevant equity interests and any interest attached thereto will be disposed of in accordance with the Control Agreements signed by my Spouse and/or the Domestic Company. I confirm that, I will fully cooperate with the performance of the Control Agreements at any time.

2.unconditionally and irrevocably waive any right or interest on such equity interests and the corresponding assets which might be granted to me by any applicable laws, and undertake not to raise any claim on such equity interests and the corresponding assets, including claiming that such equity interests and the corresponding assets constitute the joint property of my Spouse and me, and claiming direct or indirect participation in the daily operation and management and voting of the Domestic Company or in any way imposing influence on the determination of my Spouse regarding such equity interests and any interest attached thereto based on the aforementioned claim. I have never participated, and will not participate, in the actual operation and management or any other matters about voting of the Domestic Company.

3.confirm that my Spouse is entitled to enjoy his/her rights and perform his/her obligations under the Control Agreements through the Domestic Company on his/her own, and my separate authority or consent is not required for my Spouse’s performance of the Control Agreements through the Domestic Company, further amendments to or termination of the Control Agreements, or execution of other documents to replace the Control Agreements.

4.undertake that I will sign all necessary documents and take all necessary actions to ensure the proper performance of the Control Agreements (as amended from time to time).

5.agree and covenant that I will not act in any manner in conflict with the arrangements contemplated under the Control Agreements or this Consent Letter at any time. If I acquire any equity interest in the Domestic Company and any interest attached thereto for any reason, I shall be bound by the Control Agreements (as amended from time to time), and comply with the obligations of shareholders of the Domestic Company under the Control Agreements (as amended from time to time). For such purpose, at the request of the Wholly-owned Company, I will execute a series of written documents in the form and with the content substantially the same as the Control Agreements (as amended from time to time).

6.further confirm, covenant and undertake that, in any case, including, without limitation, the occurrence of a divorce between my Spouse and me, my Spouse is entitled to handle the equity interests in the Domestic Company held by him/her and the corresponding assets on his/her own, and I will not take any action that may affect or hinder my Spouse’s performance of his/her obligations under the Control Agreement, including but not limited to any claim to the equity interests in the Domestic Company and the rights obtained through the contractual control arrangement.

For any dispute arising from the performance of or in connection with this Consent Letter, any interested party and I shall be entitled to submit the dispute to the China International Economic and Trade Arbitration Commission (the “CIETAC”) for arbitration in Beijing in accordance with the arbitration proceedings and rules then being in force. The arbitral tribunal shall consist of three (3) arbitrators appointed in accordance with the arbitration rules. The applicant and the respondent shall appoint one (1) arbitrator respectively, and the third arbitrator shall be appointed by the two arbitrators above through negotiations. The arbitration proceedings shall be confidential and conducted in Chinese. The arbitral awards shall be final and legally binding upon the Parties. Under appropriate circumstances, the arbitral tribunal or the arbitrators shall make a ruling on remedial measures with respect to the equity interests in or assets of the Domestic Company under applicable PRC laws, including restricting business operations, restricting or prohibiting transfers or sales of the equity interests or assets, or proposing liquidation of relevant parties. In addition, during the formation of arbitral tribunal, the interested parties are entitled to apply to any court of competent jurisdiction (including courts in the PRC, Hong Kong and the Cayman Islands) for granting interim remedial measures. During the arbitration, except for the part over which I and any stakeholder have disputes and under arbitration, the Consent Letter shall continue to be valid.

(Remainder of page intentionally left blank. Signature page to follow)

(Signature Page of the Consent Letter)

By:	/s/ LI Lei / /s/ LI Hua
Name:	LI Lei / LI Hua
Date:	September 30, 2021